UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________
SCHEDULE TO
(RULE 14D-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
 of the Securities Exchange Act of 1934
______________________
ENERNOC, INC.
(Name of Subject Company (Issuer))
PINE MERGER SUB, INC.
(Name of Filing Persons (Offerors))
a wholly owned subsidiary of
ENEL GREEN POWER NORTH AMERICA, INC.
(Parent of Offeror)
 (Names of Filing Persons)
______________________
COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)
292764107
(CUSIP Number of Class of Securities)
Megan J. Beauregard
General Counsel, Secretary and AVP Legal and Corporate Affairs
Enel Green Power North America, Inc.
100 Brickstone Square, Ste 300
Andover, MA 01810
United States
(978) 296-6822
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
______________________
with copies to:
Lance T. Brasher
Pankaj K. Sinha
Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Ave., N.W.
Washington, DC  20005
 (202) 371-7000

______________________
CALCULATION OF FILING FEE
Transaction Valuation	Amount of Filing Fee
Not applicable*	Not applicable*

*A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Statement”) relates solely to preliminary communications made before the commencement of a planned tender offer by Enel Green Power North America, Inc. (“EGPNA”) for all of the outstanding common stock of EnerNOC, Inc. ( “EnerNOC”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of June 21, 2017, among EGPNA, Pine Merger Sub, Inc., a wholly owned subsidiary of EGPNA, Enel S.p.A., an Italian joint stock company and parent of EGPNA, and EnerNOC.

This communication does not constitute an offer to buy or a solicitation of an offer to sell any securities.  No tender offer for the shares of EnerNOC has commenced at this time.  In connection with the proposed transaction, EGPNA intends to file tender offer documents with the U.S. Securities and Exchange Commission (“SEC”).  Any definitive tender offer documents will be mailed to shareholders of EnerNOC.  INVESTORS AND SECURITY HOLDERS OF ENERNOC ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by EGPNA through the Web site maintained by the SEC at http://www.sec.gov or through EGPNA’s website at http://www.enelgreenpower.com or may also be obtained from EGPNA upon written request to Enel Green Power North America, 100 Brickstone Square, Ste 300, Andover, MA 01810, e-mail: egpna.communication@enel.com.

Item 12.	Exhibits

99.1	Press Release issued on June 22, 2017.